Filed by Central Pacific Financial Corp.
Pursuant to Rule 425 of the Securities Act of 1933, as amended, an deemed filed pursuant to Rule 14d-2 and Rule 14a-12 under
the Securities Exchange Act of 1934, as amended
Subject Company: CB Bancshares, Inc.
Commission File No. 333-104783

The following is a memorandum to Central Pacific Bank employees distributed by Central Pacific Financial Corp. on July 30, 2003.

Central Pacific Bank
CHAIRMAN'S OFFICE

July 30, 2003

TO:	All Employees
FROM:	Clint
RE:	Merger Update

You may be aware that CB Bancshares announced changes to their Shareholder's Rights Plan (poison pill) and bylaws last week, as reported in the media. Today, we filed suit in the First Circuit Court of the State of Hawaii against the directors of CB Bancshares Inc. for breaching their fiduciary duties. Our complaint challenges some of the provisions in their new "poison pill" and bylaws, and asks the courts to prevent these provisions from denying CBBI shareholders their right to call a special meeting.

The attached press release provides more detail of our actions and should be self-explanatory. In essence, CB Bancshares' Board of Directors has taken an unprecedented step to intimidate their shareholders that may support the merger transaction, and we have no alternative other than seeking a remedy from the courts.

On the regulatory front, we are still diligently working with the Federal Reserve Board and Division of Financial Institutions for the State of Hawaii to obtain the necessary approvals to move forward with this initiative. As I mentioned in the last update, it's difficult to project a timetable at this juncture, but we will keep you posted on the significant events as they occur.

As always, your focus on and dedication to our customers continues to play the most critical role in maintaining the strong performance of bank. Again, thank you for your continued support and commitment.

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Investor Contacts Neal Kanda VP & Chief Financial Officer (808) 544-0622 neal.kanda@centralpacificbank.com
Local Media Contacts
Ann Takiguchi PR/Communications Officer (808) 544-0685 (808) 223-4434 (cell) ann.takiguchi@centralpacificbank.com	Neal Yokota Stryker Weiner & Yokota (808) 523-8802 ext. 13 nyokota@strykerweiner.com
Financial Media Contact Ian Campbell/Daniel Hilley Abernathy MacGregor Group (213) 630-6550 idc@abmac.com/dch@abmac.com

NEWS RELEASE

Central Pacific Financial Sues CB Bancshares' Board for
Breaching Fiduciary Duties

CPF Asks Hawaii Court to Stop CBBI's Use of Poison Pill and Other Measures to
Intimidate and Block CBBI Shareholders

        HONOLULU — July 30, 2003 — Central Pacific Financial Corp. (NYSE: CPF) today sued the Board of Directors of CB Bancshares, Inc. (Nasdaq: CBBI) ("CBBI") for breaching their fiduciary duties. CPF asked the State of Hawaii Circuit Court to invalidate provisions of CBBI's new shareholder rights agreement (Poison Pill) and bylaws and to enjoin CBBI from using its original and new Poison Pills and bylaws to prevent its shareholders from exercising their rights and to inflict financial injury on them if they attempt to do so.

        CPF said, "CBBI's latest actions fly in the face of the bedrock principles of corporate governance: directors work for shareholders and not the other way around; shareholders have a right to replace directors if they are unhappy with them; shareholders have a right to support the sale of a company; and finally, shareholders have the right to meet and vote on proposals."

        CPF is asking the court to invalidate:

  •
  the vague and inappropriate definition of the term "Person" in CBBI's New Pill designed to intimidate CBBI shareholders from taking virtually any action in support of the merger or otherwise;

  •
  the "dead hand" provision in CBBI's New Pill, which prevents new directors, elected by the shareholders from removing the pill; and

  •
  any application of CBBI's Poison Pills to agent designations, which would effectively destroy most of the value of CBBI shares held by shareholders who exercise their right to call a special shareholders meeting.

        CPF noted that while the overwhelming majority of rights plans do not contain dead hand provisions (which have been invalidated in a number of jurisdictions, including Delaware), provisions resulting in the triggering of the pill against CBBI's shareholders merely because they exercise their existing rights as shareholders by, for example, seeking to call a shareholders meeting are virtually unprecedented. In addition, CPF is also asking the court to invalidate the bylaw permitting CBBI to set a special shareholder meeting as many as 120 days after shareholders call the meeting, allowing the Board undue latitude to manipulate meetings to its advantage.

        CPF said, "CPF is committed to this merger because we believe it is good for the shareholders, customers and employees of both our organizations, and our local community. As owners of a publicly traded company, CBBI shareholders have a right to decide whether to pursue this merger for themselves. CBBI's management has been steadfastly unwilling to negotiate, and continues to try to intimidate its own shareholders by erecting illegal obstacles to our bid, leaving us with no alternative but to seek justice for ourselves and other CBBI shareholders in the courts."

        In its court filing made today CPF said, "The [CBBI] Board, apparently concerned that CBBI's shareholders may very well wish to accept Central Pacific's offer, has attempted to deny CBBI shareholders those rights guaranteed to them by Hawaii corporate law and, in a virtually unprecedented move, financially injure them if they support Central Pacific's bid. The Board's principal weapon in doing so is CBBI's Rights Agreement, more commonly known as a 'Poison Pill'."

        CPF said that Poison Pills are used by Boards of Directors as a takeover deterrent by giving a company's shareholders, other than the acquiror triggering the Pill, rights to buy multiple shares of common stock at half price if someone acquires a specific percentage of the company's stock (CBBI's Pill is triggered at 15%). If the rights are exercised, they will result in so much additional stock being issued (to everyone except the triggeror) that the triggeror's ownership percentage is enormously diluted and the triggeror suffers extreme financial injury. Poison Pills are generally justified on the grounds that they give a company's Board of Directors time to pursue alternatives to an acquiror's acquisition proposal.

        CPF said in the filing, "CBBI took the extreme action of adopting a new Poison Pill … which could be triggered by, and injure, not just the acquiring offeror, but also CBBI's own shareholders solely if they 'embarked on a common purpose or act,' such as by calling a shareholders' meeting as they are entitled to do under Hawaii law … In addition, the New Pill adds a provision that prevents new directors from redeeming the Pill unless a majority of … the current board or its designees … agree to redeem the Pill."

        Specifically CPF said that CBBI's New Pill defines "as a single 'Person' a 'group of persons who, by formal or informal agreement or arrangement (whether or not in writing), have embarked on a common purpose or act.' … By defining a 'Person' so broadly, the CBBI Board has given itself a weapon to threaten shareholders who wish to support the Central Pacific bid, or otherwise in any way act collectively in exercising their rights as shareholders, because such activity may result in their having triggered the New Pill."

        CPF also noted that CBBI has contended that it amended the original Pill to provide that Central Pacific would not be deemed to be the Beneficial Owner of shares underlying the agent designations CPF received from a small number of shareholders in order to call a meeting. The amending language was carried into the New Pill. CPF's filing stated: "Anybody who is considering giving Central Pacific, or anyone else for that matter, an agent designation does so under the threat that CBBI will decide to trigger the Original Pill or the New Pill, subjecting them to substantial dilution. This threat will effectively eliminate the ability of CBBI's shareholders to join together to exercise their statutory right to call a special shareholders meeting."

        CPF also asked the court for relief on CBBI's recent amendment to its bylaws. CPF said in the filing, "CBBI has preserved to itself the exclusive right to set the date for a special meeting and has given itself the leeway to schedule that meeting for as soon as 30 days but perhaps as far out as 120 days. There is no justification for this change except for CBBI's obvious desire to manipulate the date of such a meeting to its own advantage."

FORWARD LOOKING INFORMATION

        This document contains forward-looking statements. Such statements include, but are not limited to, (i) statements about the benefits of a merger between Central Pacific Financial Corp. ("CPF") and CB Bancshares, Inc. ("CBBI"), including future financial and operating results, costs savings and accretion to reported and cash earnings that may be realized from such merger; (ii) statements with respect to CPF's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and other similar expressions. These statements are based upon the current beliefs and expectations of CPF's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the business of CPF and CBBI may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the merger; (5) the regulatory approvals required for the merger may not be obtained on the proposed terms; (6) the failure of CPF's and CBBI's shareholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and may have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the Hawaii economy may be different than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. legal and regulatory framework; and (10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's activities.

        Additional factors that could cause CPF results to differ materially from those described in the forward-looking statements can be found in CPF's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission ("SEC") and available at the SEC's Internet web site (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to CPF or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. CPF does not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

        With respect to financial projections for CBBI contained in this document, neither CBBI nor any analyst has published any information for 2003, 2004 or 2005. In addition, CPF has not been given the opportunity to do any due diligence on CBBI other than reviewing its publicly available information. Therefore, management of CPF has created its own financial model for CBBI based on CBBI's historical performance and CPF's assumptions regarding the reasonable future performance of CBBI on a stand-alone basis. These assumptions may or may not prove to be correct. The assumptions are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of CBBI. There is no assurance that these projections will be realized and actual results are likely to differ significantly from such projections.

        CPF filed with the SEC a registration statement on Form S-4 on April 28, 2003, to register the shares of CPF common stock to be issued in a proposed exchange offer, and filed amendments thereto on May 5, 2003, May 9, 2003 and July 17, 2003, respectively. The registration statement is not final and will be further amended. CPF filed a definitive proxy revocation statement on May 22, 2003 and a preliminary proxy statement on May 9, 2003 (as revised on May 20, 2003 and May 28, 2003) for solicitation of revocation of proxies and proxies, as applicable, from CBBI shareholders for special meetings of CBBI shareholders. Subject to future developments, CPF may file additional proxy statements for solicitation of proxies from CBBI or CPF shareholders, in connection with special meetings of such shareholders at a date or dates subsequent hereto and may file a tender offer statement. Investors and security holders are urged to read the registration statement and proxy statements and any other relevant documents (when available), including the tender offer statement if filed, filed with the SEC, as well as any amendments or supplements to those documents, because they contain and will contain important information. Investors and security holders may obtain a free copy of the registration statement, any amendments thereto and proxy statements and other relevant documents (when available), including the tender offer statement if filed, at the SEC's Internet web site at (www.sec.gov). The registration statement, any amendments thereto and proxy statements and other relevant documents (when available), including the tender offer statement if filed, may also be obtained free of charge from CPF by directing such request to: Central Pacific Financial Corp., 220 South King Street, Honolulu, Hawaii 96813, Attention: David Morimoto, (808) 544-0627.

        CPF, its directors and executive officers and certain other persons may be deemed to be "participants" if CPF solicits proxies from CBBI and CPF shareholders. A detailed list of the names, affiliations and interests of the participants in any such solicitation is contained in CPF's definitive proxy revocation statement as filed on May 22, 2003 and a preliminary proxy statement as filed on May 9, 2003 (as revised on May 20, 2003 and May 28, 2003) for solicitation of revocation of proxies and proxies, as applicable. Information about the directors and executive officers of CPF and their ownership of and interests in CPF stock is set forth in the proxy statement for CPF's 2003 Annual Meeting of Shareholders.

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